Exhibit 99.7

ZenaTech Registers Phoenix Aero LLC in Ukraine and Establishes Lviv as Base for its Counter-UAS and Interceptor Drone Systems Manufacturing and Testing

Vancouver, British Columbia, (April 23, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions,  provides an update on its Ukraine operations and announces it has formally registered Phoenix Aero LLC as a Ukrainian limited liability company. Phoenix Aero will be based in the Western Ukraine area in the city of Lviv, where it will engage in drone manufacturing and testing of counter-UAS solutions including the Interceptor P-1 one way interceptor drone.

“Establishing Phoenix Aero in Lviv is a strategic step that positions us in Western Ukraine at the center of one of the most dynamic real-world environments known for its ecosystem of drone companies and drone innovation,” said Shaun Passley, Ph.D., ZenaTech CEO. “We are establishing the foundation for a regionally anchored, cost-efficient production and testing capability designed to support the scale-up of our counter-UAS and Interceptor P-1 systems. This will help strengthen our production agility, accelerate product validation and deployment timelines, and help us to respond more effectively to growing demand from US, allied and Gulf country defense customers.”

Phoenix Aero will function as part of ZenaTech’s EMEA operations, overseen from the Company’s regional headquarters in Dublin, Ireland, and supported by its directors and Ukrainian team. The company is currently in the process of hiring engineers, drone pilots manufacturing technicians, software developers, and business development specialists. Management believes that Western Ukraine offers a relatively stable operating environment, a deep technical talent pool, and efficient access to European logistics corridors and Gulf country customers.

Phoenix Aero is intended to support the production of ZenaTech’s counter-UAS defense systems, including its Interceptor P-1 platform, a one-way expendable interceptor drone targeted to sell for less than $5000 USD. The entity forms part of the Company’s vertically integrated strategy spanning hardware design and development, software and AI engineering, and manufacturing of advanced drone systems. The Ukraine entity is aligned with the Company’s broader plans to pursue defense opportunities globally, including in the United Arab Emirates, the Kingdom of Saudi Arabia, and the State of Qatar, where demand for cost-effective counter-drone capabilities continues to accelerate.

ZenaTech is committed to compliance with all applicable regulations including export and trade controls. Further updates on Ukraine operations and operational milestones will be provided over the upcoming months as they are achieved.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.